

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2006


Mr. Brian A. Lutes
Chief Financial Officer and Treasurer
The Wornick Company
4701 Creek Road, Suite 200
Cincinnati, OH 42542


   **Re:**  **The Wornick Company**
       **Form 10-K for the Year Ended December 31, 2005**
       **Filed March 31, 2006**
       **Form 10-Q for the Quarterly Period Ended April 1, 2006**
       **Filed May 16, 2006**
       **File No. 333-119336**


Dear Mr. Lutes:

   We have completed our review of your 2005 Form 10-K, and Form 10-Q for the quarterly period ended April 1, 2006, and do not, at this time, have any further comments.


         Sincerely,


         Karl Hiller
         Branch Chief